SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                )*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

26009510

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26009510

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Not required.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 984,850

	6.	Shared Voting Power 514,220

	7.	Sole Dispositive Power 984,850

	8.	Shared Dispositive Power 514,220

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 12.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Dover Downs Gaming & Entertainment, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1131 N. DuPont Highway, Dover, DE 19901

Item 2.
	(a)	Name of Person Filing Eugene W. Weaver
	(b)	Address of Principal Business Office or, if none, Residence 570 Winturford Drive, West Chester, PA 19382
	(c)	Citizenship United States
(d)

Title of Class of Securities
The class of equity security to which this Schedule 13G relates is the Common Stock (the "Common Stock"), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the "Company" or the "issuer").  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

	(e)	CUSIP Number 26009510

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    1,499,070. This amount is current as of the date of this filing. The Reporting Person beneficially owns 219,070 shares of Common Stock and 1,280,000 shares of Class A Common Stock or 12.7% of the shares of Common Stock outstanding based on the Company’s most recent filing with the Securities Exchange Commission (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).  This includes the following:  100,000 shares of Common Stock owned by a limited liability corporation over which the Reporting Person has sole voting and investment power; 17,000 shares of  Common Stock and 60,000 shares of Class A Common Stock held by his wife; 17,220 shares of Common Stock held as Trustee; and 420,000 shares of Class A Common Stock owned by a partnership over which the Reporting Person has sole voting power, as to which the Reporting Person disclaims beneficial interest in 76.14% of the partnership.

(b) Percent of class: 12.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 984,850
(ii) Shared power to vote or to direct the vote 514,220
(iii) Sole power to dispose or to direct the disposition of 984,850
(iv) Shared power to dispose or to direct the disposition of 514,220

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2003
Date
/s/ Eugene W. Weaver
Signature
Eugene W. Weaver
Name/Title